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Ruth Moretton · 2nd

Food & Bev CEO | Own Equity in KRAM – We're live on Wefunder

Talks about #sustainability and #cpg

Greater Sacramento · Contact info

KRAM Nutrition

34 followers · **30** connections

3 mutual connections: Casey Leffers, Kate Lynn, and 1 other

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Kram Nutrition

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About

Co-Founder & CEO of Kram Nutrition where we make healthy food for busy people.

We reinvented the PB&J.

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Experience

Chief Executive Officer
Kram Nutrition · Full-time
Nov 2020 - Present · 2 yrs
Colfax, California, United States

Our mission is to be a household brand that creates healthy food options. In the process, we will take active steps to preserve the health of the planet. We believe that leading a busy life doesn't n ...see more

Risk Manager
Sleep Train
Jan 2010 - Jun 2015 · 5 yrs 6 mos

Skills

Customer Service

Endorsed by Cate Diaz (mutual connection)

1 endorsement

Business Innovation

Endorsed by Cate Diaz (mutual connection)

1 endorsement

Executive Management

Endorsed by Cate Diaz (mutual connection)

1 endorsement

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Interests

Influencers | Companies

Tony Robbins · 3rd
#1 New York Times best-selling author, life and business strategist, philanthropist, entrepreneur
7,254,212 followers

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